------------------------------------------------------------------------



                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                Form 11-K


             Annual Report Pursuant to Section 15(d) of the
                     Securities Exchange Act of 1934




For the Fiscal Year Ended                         Commission File
December 31, 1999                                 Number 1-1550






                  CHIQUITA SAVINGS AND INVESTMENT PLAN




                   Chiquita Brands International, Inc.
                             Chiquita Center
                          250 East Fifth Street
                         Cincinnati, Ohio  45202





------------------------------------------------------------------------

              CHIQUITA SAVINGS AND INVESTMENT PLAN


                            Contents
                            -------

                                                          Page(s)
                                                          -------
Report of Independent Auditors
------------------------------                                  1

Audited Financial Statements
----------------------------

   Statement of Net Assets Available for Benefits
   as of December 31, 1999 and 1998                             2

   Statement of Changes in Net Assets
   Available for Benefits for the Years Ended
   December 31, 1999 and 1998                                   3

   Notes to Financial Statements                            4 - 8

Supplemental Schedule
-------------------

   Schedule of Assets Held for Investment Purposes
   at End of Year                                               9

Signature
---------                                                      10

Exhibit
-------
   Consent of Independent Auditors                      Exhibit 1

                 REPORT OF INDEPENDENT AUDITORS




Employee Benefits Committee
Plan Administrator of the
Chiquita Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of the Chiquita Savings and Investment Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan?s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                           /s/  ERNST & YOUNG LLP

Cincinnati, Ohio
June 12, 2000

              CHIQUITA SAVINGS AND INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE
                          FOR BENEFITS


                                              December 31,
                                        ------------------------
                                           1999         1998
                                        -----------  -----------
Investments, at fair value              $58,204,953  $52,620,333

Contributions receivable:
  Participant                                12,280       36,548
  Company                                 1,824,463    1,853,025
                                        -----------  -----------

Net assets available for benefits       $60,041,696  $54,509,906
                                        ===========  ===========













        See accompanying notes to financial statements.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
               STATEMENT OF CHANGES IN NET ASSETS
                     AVAILABLE FOR BENEFITS



                                         Year Ended December 31,
                                        -------------------------
                                           1999       1998
                                        ----------- -----------
Investment income:
  Dividends                              $2,589,562  $1,369,741
  Interest                                   79,645      84,482

Net appreciation (depreciation) in
  fair value of investments               1,934,753  (3,971,486)

Contributions:
  Participant                             3,047,817   3,083,608
  Company                                 3,109,902   3,032,278
  Rollovers                                 474,575      41,657
                                        ----------- -----------
                                         11,236,254   3,640,280

Less:  Distributions to
  participants                           (5,704,464) (3,779,631)
                                         ----------  ----------
Increase (decrease) in net assets
  available for benefits                  5,531,790    (139,351)

Net assets available for benefits:
  Beginning of the year                  54,509,906  54,649,257
                                        -----------  ----------

  End of the year                       $60,041,696 $54,509,906
                                        =========== ===========








        See accompanying notes to financial statements.

              CHIQUITA SAVINGS AND INVESTMENT PLAN
                 NOTES TO FINANCIAL STATEMENTS


DESCRIPTION OF THE PLAN
-----------------------

  The following description of the Chiquita Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
-------

  The Plan is a defined contribution plan covering substantially all full-time and part-time domestic salaried employees of Chiquita Brands International, Inc. (the "Company") and its participating subsidiaries who have completed two months of service and have attained the age of
21. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

  Effective October 1, 1998, the Plan changed its trustee from Star Bank Trust Financial Services to Putnam Investments (the "Trustee"). Pending investment in each fund's primary investment vehicle, the Trustee may invest monies temporarily in short-term investments.

Participant Accounts
--------------------

Participants may have up to six accounts under the Plan:


          Account                         Description of Account
-----------------------------------     -------------------------------
Employee accounts:
  Employee Before-Tax Contributions     Reflect all before-tax, after-tax and
  Employee After-Tax Contributions      rollover contributions, and the income,
  Rollover Contributions                losses, withdrawals and distributions
                                        attributable to such contributions.

Company accounts:
  Matching Contributions                Reflect participant's share of Company
  Profit Sharing Contributions          contributions, profit-sharing
  Non-elective Contributions            contributions of certain merged
                                        plans, and an amount equal to
                                        participant's unspent employee
                                        credits contributed from the
                                        Company's separate welfare benefits
                                        plans, and the income, losses,
                                        withdrawals and distributions
                                        attributable to such contributions.

The Employee Before-Tax Contributions Account has two sub-accounts - the "Participant Restricted Contributions Account" and the "Participant Non-restricted Contributions Account." The Company Matching Contributions Account also has two sub-accounts - the "Company Restricted Contributions Account" and the "Company Non-restricted Contributions Account." Contributions to the restricted accounts are allocated to the Chiquita Common Stock Fund and cannot be directed to other investment funds for a certain period of time (see "Participant Contributions" and "Company Contributions").

Participant Contributions
-------------------------

  Participants may elect to defer as a Before-Tax Contribution any whole percentage of their compensation from 1% to 12%. Prior to 1989, participants could also elect to make After-Tax Contributions. The first 6% of compensation contributed to the Plan ("Eligible Participant Contributions") is eligible for employer matching contributions.

  The Plan limits the maximum amount of Before-Tax Contributions which may be made by a participant in any plan year to 12% of compensation, subject to the non-discrimination standards of the Internal Revenue Code (the "Code"). Participants' taxable compensation is reduced by the amount of Before-Tax Contributions, and such amount is contributed to the Plan on their behalf by the Company. A participant's Before-Tax Contributions in any one year are also limited to a fixed dollar maximum ($10,000 for 1999 and 1998) as specified by the Code in Internal Revenue Service ("IRS") notices.

  Participant contributions, except for Eligible Participant Contributions to the Chiquita Common Stock Fund, are allocated to the Participant Non-restricted Contributions Account. Eligible Participant Contributions to the Chiquita Common Stock Fund are placed in the Participant Restricted Contributions Account. These restricted contributions are transferred to the Participant's Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made.

  The Plan also accepts rollover contributions ("Rollovers") from other qualified plans or from certain individual retirement accounts.
Rollovers are credited to a participant's Rollover Contributions
Account, are treated in a manner similar to Before-Tax Contributions for Plan accounting and federal income tax purposes, and are not eligible for matching contributions by the Company.

Company Contributions
---------------------

  The Company makes a Basic Matching Contribution and may make a Discretionary Matching Contribution and a Stock Incentive Matching Contribution, as described below. These contributions are based on Eligible Participant Contributions. The Company's matching contributions, which are subject to the non-discrimination standards of the Code, and Non-elective Contributions are allocated to the Company Restricted Contributions Account and invested in the Chiquita Common Stock Fund.

  Basic Matching Contributions - The Company makes a Basic Matching Contribution equal to 50% (or such higher percentage as the Plan Administrative Committee may in its discretion announce) of Eligible Participant Contributions. The Basic Matching Contribution amounted to 50% of Eligible Participant Contributions in 1999 and 1998.

  Discretionary Matching Contributions - The Company may, at its discretion, make an additional contribution to the account of each participant who is actively employed by the Company on the last day of the Plan year. The Discretionary Matching Contribution amounted to 100% of Eligible Participant Contributions in 1999 and 85% in 1998.

  Stock Incentive Matching Contributions - The Company may contribute an additional matching contribution for Eligible Participant Contributions invested in the Chiquita Common Stock Fund. The Stock Incentive Matching Contribution was 40% in 1999 and 1998. The amount of the Stock Incentive Match is reviewed each year. Participants are notified at the beginning of the next Plan year if the amount of the Stock Incentive Match changes.

  All Company contributions during 1999 and 1998 were made with shares of Chiquita Brands International, Inc. common stock ("Chiquita Common Stock") and were allocated to the Company Restricted Contributions Account within the Chiquita Common Stock Fund. Amounts allocated to the Company Restricted Contributions Account are typically transferred to the Company Non-restricted Contributions Account on the second anniversary of the first day of the Plan year in which the contributions were made. An exception was made for 1999 Company Discretionary Matching Contributions, which were transferred to the Company Non-restricted Contributions Account on April 1, 2000.

  Under the Code, a participant's annual Before-Tax Contributions, After-Tax Contributions, employer matching contributions and Non-elective Contributions for any calendar year cannot exceed the lesser of a fixed dollar amount ($30,000 for 1999 and 1998) or 25% of the participant's compensation for that calendar year.

Investment Options
------------------

  Upon enrollment in the Plan, participants may direct their contributions to any of the Plan's investment options. Participants may change the investment allocation of accumulated account balances daily. A participant's future contribution deferral amount and investment allocation may be changed with each pay period. The Plan Administrative Committee (the "Plan Administrator") may change any of the investment funds offered to participants at its discretion.

Vesting
-------

  Participants are fully vested in their Employee Accounts. Company contributions and the related earnings with respect to each Plan year become vested at a rate of 20% for each year of service to the Company. A participant also becomes fully vested immediately at age 65 or as a result of retirement on or after attaining age 65, death or disability.

  The non-vested portions of a terminating participant's Company
Accounts are forfeited and used to reduce future Company contributions.

Withdrawals, Distributions and Loans
------------------------------------

  A participant's contributions, including all income and loss thereon, may be withdrawn only in limited circumstances, as permitted by the Code.

  Upon termination of service, participants may apply to receive a distribution of the vested portion of their account balance in a lump-sum amount or leave their account balance in the Plan until age 65. Distributions consist of cash or Chiquita Common Stock from the Chiquita Common Stock Fund and cash from all other investment funds. In addition, other forms of distribution are permitted for participants' account balances from merged plans, including qualified joint and survivor annuities and monthly installment payments.

  Participants may, with the approval of the Plan Administrator, borrow amounts from certain of their accounts subject to conditions and terms as set forth by the Plan Administrator.

SIGNIFICANT ACCOUNTING POLICIES
-------------------------------

Basis of Accounting
-------------------

  The accompanying financial statements of the Plan have been prepared on the accrual basis.

Use of Estimates
----------------

  The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes.

Valuation of Investments
------------------------

  Chiquita Common Stock is valued at the last sales price reported on the New York Stock Exchange on the day of valuation. Units of participation in common/collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are valued at redemption value. The shares of registered investment companies (the remainder of the funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

Securities Transactions
-----------------------

  Purchases and sales of investments are recorded on a trade date basis.

Dividend and Interest Income
----------------------------

  Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis.


INVESTMENTS
----------

  The following presents investments, at fair value, that represent five percent or more of the Plan's net assets:

                                              December 31,
                                        --------------------------
                                            1999          1998
                                        ------------  ------------
  Putnam New Opportunities Fund         $ 17,892,383  $ 11,985,494

  Putnam S&P 500 Index Fund               15,144,961    14,044,922

  Chiquita Brands International, Inc.
   common stock                            9,343,447    14,544,249

  Putnam Stable Value Fund                 6,148,426     6,062,770

   During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                           Year Ended December 31,
                                         --------------------------
                                             1999          1998
                                         ------------  ------------
  Mutual funds                           $ 10,532,050  $  5,436,176
  Chiquita Brands International, Inc.
    common stock                           (8,597,297)   (9,407,662)
                                         ------------  ------------
                                         $  1,934,753  $ (3,971,486)
                                         ============  ============

RELATED PARTY TRANSACTIONS
------------------------

  During the year ended December 31, 1999, the Plan purchased 1,619,389 shares and sold 1,173,315 shares of Chiquita Brands International, Inc. common stock and received dividends of $354,519 from Chiquita Brands International, Inc.

  While it has no obligation to do so, the Company has provided certain administrative services and has paid professional fees for the benefit of the Plan.

NONPARTICIPANT-DIRECTED INVESTMENTS
-----------------------------------

  Information about the net assets and the changes in net assets of nonparticipant-directed investments follows:

                                               December 31,
                                       ---------------------------
                                            1999          1998
                                       ------------   ------------
Investment in Chiquita Brands
  International, Inc. common stock     $  2,968,493   $  3,937,186
                                       ============   ============


                                         Year Ended December 31,
                                       ---------------------------
                                            1999          1998
                                       ------------   ------------
Changes in net assets:
  Contributions                        $  3,905,789   $  3,857,101
  Dividends                                  96,716         73,029
  Net depreciation in fair value         (2,445,531)    (2,689,296)
  Benefits paid to participants            (157,828)      (241,549)
  Transfers to participant-directed
   investments                           (2,367,839)    (3,318,588)
                                       ------------   ------------
                                       $   (968,693)  $ (2,319,303)
                                       ============   ============

TAXES
-----

  The Plan has received determination letters from the Internal Revenue Service dated November 11, 1996 and March 3, 1998 ruling that the Plan, as amended, has maintained its qualified status under section 401(a) of the Code and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that has occurred that might adversely affect the Plan's qualified status or the related trust's tax-exempt status.

                  CHIQUITA SAVINGS AND INVESTMENT PLAN
               SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
              HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                           DECEMBER 31, 1999
                    EIN No. 04-1923360, Plan No. 003

                                          Number of Shares or
                                          Rate of Interest and     Current
Identity of Issue/Description of Asset        Maturity Date        Value
--------------------------------------    --------------------  ------------
* Putnam New Opportunities Fund           196,706 shares        $ 17,892,383
* Putnam S&P 500 Index Fund               433,456 units           15,144,961
* Chiquita Brands International,
   Inc. common stock, $.01 par value      1,967,041 shares         9,343,447 **
* Putnam Stable Value Fund                6,148,426 units          6,148,426
* Putnam Asset Allocation: Balanced
   Portfolio                              160,944 shares           2,085,833
* Putnam Voyager Fund                     51,794 shares            1,603,533
* Putnam International Growth Fund        47,112 shares            1,398,288
  Franklin Templeton Small Cap
   Growth Fund                            29,369 shares            1,296,032
* Putnam Income Fund                      157,623 shares           1,002,480
* The Putnam Fund for Growth
   and Income                             40,847 shares              765,889
* Putnam Asset Allocation:
   Conservative Portfolio                 33,662 shares              354,796
* Putnam Asset Allocation:
   Growth Portfolio                       19,377 shares              294,533
  Participant loans receivable            Interest rates range
                                          from 7.0% to 10.0%;
                                          maturities range from
                                          1 to 10 years              874,352
                                                                 -----------

                                                                 $58,204,953
                                                                 ===========

*  Denotes party-in-interest.
** Historical cost of shares is $23,895,283.

                                SIGNATURE
                                ---------






     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                              CHIQUITA SAVINGS AND INVESTMENT PLAN




Date: June 23, 2000            By:  /s/ Bryan M. Valentine
                                    -----------------------------------
                                    Bryan M. Valentine, Chairman of the
                                    Employee Benefits Committee

                                                              Exhibit 1
                                                              ---------





                 CONSENT OF INDEPENDENT AUDITORS




    We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 33-2241, 33-16801, 33-42733, 33-56572, 333-
39671 and 333-93517) pertaining to the Chiquita Savings and Investment Plan and in the related Prospectus of our report dated June 12, 2000, with respect to the financial statements and schedule of the Chiquita Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.





                                  /s/ ERNST & YOUNG LLP






Cincinnati, Ohio
June 21, 2000